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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July 2003

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
By: /s/ DAVID GAROFALO

David Garofalo
Vice-President, Finance and Chief Financial Officer

Date: July 30, 2003

News Release

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS SECOND QUARTER RESULTS;
COMPANY TO ACQUIRE BOUSQUET PROPERTY AND MINE ASSETS
AND REGIONAL EXPLORATION PROPERTIES FROM BARRICK

        Toronto, Canada (July 30, 2003) — Agnico-Eagle Mines Limited today reported a net loss of $3.8 million, or $0.05 per share in the second quarter of 2003 compared to net income of $3.4 million, or $0.05 per share last year. For the year to date, the net loss was $10.0 million, or $0.12 per share compared to net income of $3.8 million, or $0.06 per share in the first six months of 2002. Included in the year to date 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations. Management's Discussion and Analysis for the second quarter of 2003 is appended to this press release.

Agnico-Eagle Continues to Add to Dominant Land Position on Cadillac Gold Belt

        The Company today also announced that it has signed an asset purchase agreement with Barrick Gold Corporation to purchase a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle is also acquiring used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle will increase its interest in the Bruce Property, located one mile east of LaRonde, to 100%. The purchase and sale agreement also contemplates the purchase of certain of Barrick's regional exploration properties including Orion B-1, Orion B-2, Joannes North, Orion South and Norgold, all located to the south and west of Cambior's Doyon Property.

        The purchase consideration to be paid by Agnico-Eagle on closing is C$5 million in cash and C$2 million in common shares of Agnico-Eagle, and the assumption of specified reclamation obligations relating to the Bousquet Property, excluding certain employment-related liabilities. In addition Barrick will retain a 2% net smelter return royalty on all the properties acquired by Agnico-Eagle.

        "With this transaction, we now control 100% of over 14 miles of contiguous favourable geology along the prolific Cadillac-Bousquet Gold Belt and have the dominant land position on the Cadillac-Larder Lake Break immediately to the south," said Sean Boyd, President and Chief Executive Officer. "The first priority will be to integrate the 25 years of Bousquet geological information into the LaRonde Mine database. This information and the underground access provided by the Penna and Bousquet 2 Shafts will allow us to better evaluate our regional exploration and development options," added Mr. Boyd.

        Closing of the acquisition is expected to occur on or before September 30, 2003 and is conditional upon customary regulatory approvals, including a Certificate of Liberation from the Quebec Ministry of Natural Resources releasing Barrick from remediation obligations on the Bousquet Property.

Chibex South Acquisition Solidifies Hold on Lapa Trend

        Earlier in the second quarter, the Company also closed the previously announced acquisition of Breakwater Resources Ltd.'s 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to the Company's Chibex North Property, which in turn is located immediately south of and adjacent to Agnico-Eagle's 100% owned Lapa Property. Agnico-Eagle now controls properties covering 12 miles of the same geological contact that hosts the Lapa Contact Zone.

Conference Call Time Changed

        The Company's senior management will host a conference call on Thursday, July 31, 2003 at 8:30 a.m. (EST). Please note that the time of the conference call has been advanced by 2 1/2 hours. The Company will discuss its second quarter 2003 financial and operating results. The Company will also provide an update on LaRonde's operating performance and the Company's exploration activities. To participate in the conference call, please dial (416) 640-4127. The replay number will be 1-877-289-8525 pass code 233183#. A live audio webcast of the call will be available on the Company's website at www.agnico-eagle.com.

Negative Effects of Rock Fall Now Worked Through as Expected

        In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine.

Gold Production for 2003 on Track for 300,000 Ounces

        As previously disclosed, the Company's 2003 gold production estimate is approximately 300,000 ounces. The previous projection of 2003 full year total cash costs of $180 per ounce was estimated assuming an average US$/C$ exchange of 1.47 and $4.60 per ounce silver, $0.75 per pound copper and $0.36 per pound zinc. Assuming the recent average US$/C$ exchange rate of 1.37 for the balance of 2003 and the same byproduct prices, cash costs would be approximately $200 per ounce.

LaRonde Operating Performance Steadily Improving

        LaRonde continued its steady improvement in operating performance with the mill processing a quarterly record of 648,000 tons of ore, averaging over 7,100 tons per day, as over 643,000 tons of ore was hoisted from underground. In addition, the lower level crusher and ore handling facility was completed and placed into operation in June. Tonnage continued to increase from the lower part of the mine as over 290,000 tons or 43% of the ore was hoisted from the lower level loading pocket in the quarter. At maximum production, the lower mine is scheduled to produce a total of 510,000 tons per quarter, a rate scheduled to be reached in the fourth quarter of this year. Second quarter onsite operating costs improved to C$48 per ton from C$52 per ton in the same quarter last year. For the year to date, onsite operating costs improved to C$50 per ton from C$52 per ton in the first half of 2002.

LaRonde Continues Aggressive Drilling Program

        Eight drill rigs were in operation during the quarter, completing nearly 32,000 feet of diamond drilling on the following target areas:

  •
  Delineation drilling on the upper part of the mine and on Levels 194 and 215.

  •
  Testing Zone 7 between Levels 170 and 215.

  •
  Exploration drilling on Zone 20 North at depth from the Level 215 drift.

        The focus during the quarter was further definition of Zone 7 in light of the encouraging results returned the previous quarter. A second drill was also added to the Level 215 exploration drift as further advances in the drift will allow both drills to complete the systematic definition of Zone 20 North at depth.

        Definition and delineation drilling started on Zone 7 from Levels 170, 194 and 212. Drilling was started on the upper lens with the results to date on both the upper and lower lens better than originally expected. Level development has been completed on Level 215 confirming the recent drilling results and development in ore on Level 212 has also commenced. Summary results follow:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.0 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
3170-42	11.8	309.1	322.8	0.14	1.63	0.24	3.06
3170-43	10.2	373.7	394.7	0.19	1.03	0.22	2.65
3170-44	14.1	488.2	516.1	0.19	2.19	0.19	1.73
3170-46	10.2	401.9	424.2	0.26	1.96	0.42	4.01
3212-10	10.2	331.4	342.2	0.15	1.16	1.22	1.20
3212-12	12.8	451.4	469.8	0.24	0.99	0.52	4.04
3212-13	9.2	511.8	527.6	0.20	1.19	0.48	2.42

        Delineation drilling also continued on the lower gold-copper rich part of Zone 20 North. The drilling was focused on the further delineation of production areas that will be mined in the second half of this year. The most recent results have been summarized below:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
18520461	15.7	90.2	106.0	0.180	0.214	0.10	0.07
18520471	17.1	90.2	107.3	0.158	0.633	0.22	0.97
18820401	10.8	115.5	128.9	0.283	0.577	0.73	0.34
18820411	11.8	93.5	105.3	0.165	0.264	0.12	0.24
18820421	13.1	94.8	107.9	0.138	0.642	0.79	0.63
19420381	19.0	101.7	124.3	0.250	1.476	1.37	0.46
19420382	11.2	131.6	148.3	0.068	0.439	0.98	0.72
20320441	51.5	104.7	156.2	0.183	0.711	0.41	0.44
20320442	49.2	111.5	161.4	0.186	0.775	0.59	0.22
20320451	54.5	109.6	164.0	0.180	0.830	0.51	0.66
20620497	34.8	120.4	164.0	0.220	4.731	1.84	1.00
20620501	28.5	132.5	161.1	0.256	5.964	1.29	1.82
21520371	49.1	81.4	130.9	0.212	2.529	0.72	1.11

        Exploration drilling on LaRonde II from the Level 215 exploration drift is following up the results obtained in the previously announced drill hole 3215-60A which returned 0.29 ounces of gold per tone over 65.6 feet. The Company is conducting an 87,000 foot diamond drilling program in 2003 on LaRonde II from the Level 215 exploration drift, designed to convert the existing mineral resource into mineral reserves and to expand the known mineral resource envelope. The confirmation of this higher grade core could have a significant impact on the LaRonde II mining sequence and economics.

Lapa Progressing Towards Pre-feasibility Study by Year End

        On the 100% owned Lapa Property, located 7 miles east of LaRonde, five diamond drills are continuing to drill the Contact Zone with the most recent results highlighted below:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Gold (oz/ton) Uncut
118-03-25	13.8	4354.7	4372.7	0.24	0.24
118-03-25A	9.5	3857.6	3868.4	0.14	0.14
118-03-27	40.4	2291.0	2372.0	0.17	0.17
118-03-19B	11.2	2779.5	2799.2	0.05	0.05

Preliminary results

        Drill hole 118-03-25 is located 215 feet east of drill hole 118-03-16 which returned 0.39 oz/t of gold over 12.1 feet. This drill hole, located at a depth 3,815 feet below surface, is the deepest intersection on the Contact Zone and confirms that the mineralization remains open to the east. Drill hole 118-03-27, 60 feet west of previously disclosed drill hole 118-02-02B, is located at a depth of 2,132 feet and confirms the western margin of the envelope with a similar thickness that was used in the June 2003 resource estimate.

        Over the next three months, three drill rigs will continue to drill both east and west of drill holes 118-03-25 and previously disclosed 118-03-16 to confirm the continuity of the mineralization at depth. Two other rigs will continue to drill in-fill holes and further define the upper block of mineralization on the extreme eastern margin of the Contact Zone. This aggressive drilling program will continue until the end of the year in order to provide results for a pre-feasibility study also expected to be completed by year-end.

        In addition, a sample of over 880 pounds was collected from Lapa drill core. Sample preparation was initiated in May and has since been completed. A metallurgical definition test-work program is in progress to both validate results from the exploratory work carried out last fall and to further define the actual process and optimize achievable results. The metallurgical test-work is being conducted at LaRonde and results are expected early in the fourth quarter of this year.

        The longitudinal illustrations that detail the drill results and a map of the properties discussed in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

http://files.newswire.ca/3/0730Lapa.pdf
http://files.newswire.ca/3/0730Long20N.pdf
http://files.newswire.ca/3/0730Long7Lower.pdf
http://files.newswire.ca/3/0730Long7Upper.pdf
http://files.newswire.ca/3/0730PropertyPlan.pdf

Scientific and Technical Data

        All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist for the Company's Exploration Division and who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde data disclosed in this news release. The verification procedures, the quality assurance program, quality control procedures may be found in the 2003 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated May 12, 2003, filed on SEDAR.

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information

Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

Schedules Attached:
Management's Discussion and Analysis
Summarized Quarterly Data
Consolidated Financial Statements (excluding notes)

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported a second quarter net loss of $3.8 million, or $0.05 cents per share, compared to net income of $3.4 million, or $0.05 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $10.0 million, or $0.12 cents per share, compared to net income of $3.8 million, or $0.06 cents per share, in the first six months of 2002. The year to date figures include a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies — Reclamation Costs."

        In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

        The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

	Second Quarter	Year to Date
	(millions of dollars)
Increase in gold price	$2.3	$4.6
Increase in copper production	2.0	4.2
Increase in silver production and price	1.5	3.0
Increase in operating costs	(3.8)	(7.8)
Decrease in gold production	(4.4)	(6.2)
Stronger Canadian dollar	(2.0)	(2.8)
Increase in El Coco royalty	—	(2.2)
Cumulative effect of adopting FAS 143	—	(1.7)
Increase in depreciation & amortization	(1.1)	(2.4)
Increase (decrease) in zinc production	0.5	(2.0)
Other	(2.2)	(0.5)

Net negative variance	$(7.2)	$(13.8)

        The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

        In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

        The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

	Q2 2003	Q2 2002	YTD 2003	YTD 2002
	(thousands of dollars, except where noted)
Cost of production per Consolidated
Statements of Income (Loss)	$24,581	$19,613	$48,928	$37,216
Adjustments:
Byproduct revenues	(9,488)	(6,813)	(20,867)	(14,248)
El-Coco royalty	(3,000)	(3,050)	(7,074)	(4,959)
Revenue recognition adjustment(i)	531	(117)	1,111	(339)
Non cash reclamation provision	(112)	(375)	(217)	(675)

Cash operating costs	$12,512	$9,258	$21,881	$16,995
Gold production (ounces)	60,157	74,617	115,162	134,876

Cash operating cost (per ounce)	$208	$124	$190	$126
El-Coco royalty (per ounce)	50	40	61	36

Total cash operating costs (per ounce)(ii)	$258	$164	$251	$162

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

        Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 35% to $9.3 million in the first half of 2003 from $6.9 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

        Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil in both comparable periods in 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

        At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

        Cash flow from operating activities, before working capital changes, was $0.6 million and $0.1 million, respectively in the quarter and six months ended June 30, 2003 compared to $7.6 million and $12.6 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

        For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Consolidated Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$30,014	$30,616	$60,126	$56,163
Mine operating costs	24,581	19,613	48,928	37,216

Mine operating profit	$5,433	$11,003	$11,198	$18,947

Net income (loss) for period	$(3,779)	$3,360	$(10,016)	$3,837
Net income (loss) per share	$(0.05)	$0.05	$(0.12)	$0.06
Operating cash flow (before non-cash working capital)	$632	$7,633	$55	$12,605
Weighted average number of shares — basic (in thousands)	83,636	69,050	83,781	68,524
Tons of ore milled	648,292	491,083	1,250,925	968,416
Head grades:
Gold	0.10	0.17	0.10	0.16
Silver	2.24	2.28	2.34	2.39
Zinc	3.14%	3.64%	3.34%	4.43%
Copper	0.52%	0.30%	0.48%	0.26%
Recovery rates:
Gold	90.62%	92.92%	91.11%	93.73%
Silver	80.80%	80.10%	82.65%	81.92%
Zinc	77.80%	81.40%	78.00%	83.35%
Copper	79.20%	74.40%	79.20%	65.23%
Payable production:
Gold (ounces)	60,157	74,617	115,162	134,876
Silver (ounces in thousands)	1,049	709	2,085	1,433
Zinc (pounds in thousands)	27,080	24,740	55,044	60,737
Copper (pounds in thousands)	5,015	2,084	8,971	3,215
Realized prices per unit of production:
Gold (per ounce)	$349	$310	$350	$306
Silver (per ounce)	$4.57	$4.67	$4.61	$4.59
Zinc (per pound)	$0.35	$0.36	$0.35	$0.35
Copper (per pound)	$0.73	$0.78	$0.74	$0.77
Onsite operating costs per ton milled (Canadian dollars)	$48	$52	$50	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$371	$219	$373	$237
Less: Non-cash asset retirement expenses	(2)	(5)	(2)	(5)
Net byproduct revenues	(161)	(90)	(181)	(106)

Cash operating costs	$208	$124	190	$126
Accrued El Coco royalties	50	40	61	36

Total cash costs	$258	$164	$251	$162
Non-cash costs:
Asset retirement expenses	2	5	2	5
Amortization	80	49	81	51

Total operating costs	$340	$218	$334	$218

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	June 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$121,078	$152,934
Metals awaiting settlement	29,236	29,749
Income taxes recoverable	2,817	2,900
Inventories:
Ore stockpiles	5,599	4,604
In-process concentrates	2,272	1,008
Supplies	5,105	5,008
Prepaid expenses and other	6.599	10,025

Total current assets	172,706	206,228
Fair value of derivative financial instruments	6,908	1,835
Investments and other assets	9,147	8,795
Future income and mining tax assets	23,759	23,890
Mining properties	376,204	353,059

	$588,724	$593,807

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$13,753	$15,246
Dividends payable	756	3,013
Income and mining taxes payable	—	954
Interest payable	1,946	1,873

Total current liabilities	16,455	21,086

Long-term debt	143,750	143,750

Fair value of derivative financial instruments	—	5,346

Asset retirement obligation and other liabilities	9,018	5,043

Future income and mining tax liabilities	22,953	20,889

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 83,767,794 (2002 — 83,636,861)	594,341	591,969
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(206,039)	(196,023)
Accumulated other comprehensive loss	(14,667)	(21,166)

Total shareholders' equity	396,548	397,693

	$588,724	$593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
REVENUES
Revenues from mining operations	$30,014	$30,616	$60,126	$56,163
Interest and sundry income	2,122	577	2,763	613

	32,136	31,193	62,889	56,776
COSTS AND EXPENSES
Production	24,581	19,613	48,928	37,216
Exploration and corporate development	966	894	2,438	1,643
Amortization	4,787	3,678	9,304	6,929
General and administrative	2,240	1,498	3,707	2,499
Provincial capital tax	285	612	774	992
Interest	2,241	1,737	4,458	3,653
Foreign currency (gain) loss	193	(501)	(24)	(501)

Income (loss) before income, mining and federal capital taxes	(3,157)	3,662	(6,696)	4,345
Federal capital tax	264	302	589	508
Income and mining tax expense	358	—	988	—

Income (loss) before cumulative catch-up adjustment	(3,779)	3,360	(8,273)	3,837
Cumulative catch-up adjustment relating to FAS 143	—	—	(1,743)	—

Net income (loss) for the period	$(3,779)	$3,360	$(10,016)	$3,837

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$(0.05)	$0.05	$(0.10)	$0.06
Cumulative catch-up adjustment per share — basic and diluted	—	—	(0.02)	—

Net income (loss) per share — basic and diluted	$(0.05)	$0.05	$(0.12)	$0.06

Weighted average number of shares (in thousands) (note 3)
basic	83,636	69,050	83,781	68,524
diluted	83,636	80,546	83,781	80,021

Comprehensive income (loss):
Net Income (loss) for the period	$(3,779)	$3,360	$(10,016)	$3,837
Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities, net of tax	4,773	(1,455)	8,000	(3,288)
Unrealized gain (loss) on available for sale securities, net of tax	(151)	—	(16)	—
Realized gain on available for sale securities, net of tax	(1,485)	—	(1,485)	—

Other comprehensive income (loss)	$3,137	$(1,455)	$6,499	$(3,288)

Comprehensive income (loss) for the period	$(642)	$1,905	$(3,517)	$549

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Unaudited)

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002
Deficit
Balance, beginning of period	$(202,260)	$(196,743)	$(196,023)	$(197,220)
Net income (loss) for the period	(3,779)	3,360	(10,016)	3,837

Balance, end of period	$(206,039)	$(193,383)	$(206,039)	$(193,383)

Accumulated other comprehensive loss
Balance, beginning of period	$(17,804)	$(17,409)	$(21,166)	$(15,576)
Other comprehensive income (loss) for the period	3,137	(1,455)	6,499	(3,288)

Balance, end of period	$(14,667)	$(18,864)	$(14,667)	$(18,864)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(thousands of United States dollars, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Operating activities
Net income (loss) for the period	$(3,779)	$3,360	$(10,016)	$3,837
Add (deduct) items not affecting cash from operating activities:
Amortization	4,787	3,678	9,304	6,929
Provision for future income and mining taxes	738	—	2,064	—
Unrealized (gain) loss on derivative contracts	(236)	—	(2,506)	—
Cumulative catch-up adjustment relating to FAS 143	—	—	1,743	—
Amortization of deferred costs and other	(878)	595	(534)	1,839

Cash flow from operations, before working capital changes	632	7,633	55	12,605
Change in non-cash working capital balances
Metals awaiting settlement	(3,606)	(334)	513	(9,487)
Income taxes recoverable	(476)	54	(871)	(540)
Inventories	(1,533)	(52)	(2,356)	177
Prepaid expenses and other	1,122	2,487	1,693	313
Accounts payable and accrued liabilities	(648)	4,398	(1,318)	5,728
Interest payable	1,686	1,681	73	14

Cash flows from (used in) operating activities	(2,823)	15,867	(2,211)	8,810

Investing activities
Additions to mining properties	(10,671)	(15,202)	(21,508)	(29,454)
Acquisitions, investments and other	(7,699)	(295)	(7,887)	(304)

Cash flows used in investing activities	(18,370)	(15,497)	(29,395)	(29,758)

Financing activities
Dividends paid	—	(30)	(2,431)	(1,319)
Common shares issued	1,125	7,338	2,320	12,564
Proceeds from long-term debt	—	—	—	143,750
Financing costs	—	—	—	(5,266)
Repayment of the Company's senior convertible notes	—	(198)	—	(122,169)

Cash flows from (used in) financing activities	1,125	7,110	(111)	27,560

Effect of exchange rate changes on cash and cash equivalents	(92)	536	(139)	519
Net increase (decrease) in cash and cash equivalents	(20,160)	8,016	(31,856)	7,131
Cash and cash equivalents, beginning of period	141,238	20,295	152,934	21,180

Cash and cash equivalents, end of period	$121,078	$28,311	$121,078	$28,311

Other operating cash flow information:
Interest paid during the period	$322	$530	$3,924	$19,242

Taxes paid (recovered) during the period	$1,169	$(690)	$1,169	$2,639

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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AGNICO-EAGLE REPORTS SECOND QUARTER RESULTS; COMPANY TO ACQUIRE BOUSQUET PROPERTY AND MINE ASSETS AND REGIONAL EXPLORATION PROPERTIES FROM BARRICK
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS — UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited) (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (thousands of United States dollars, US GAAP basis)